SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD.
(Name of Subject Company)

LINKTONE LTD.
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

535925101
(CUSIP Number of Class of Securities)

Michael Li
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
86-21-3318-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Mark J. Lehmkuhler
Davis Polk & Wardwell
The Hong Kong Club Building, 18th Floor
3A Chater Road
Hong Kong
(852) 2533-3300

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT VOTE
TIME IS SHORT – PLEASE ACT TODAY!

January 16, 2008

Dear Fellow Shareholder:

According to our records, we have not received your voting instructions for the important special meeting of shareholders of Linktone Ltd. (“Linktone”), to be held on Wednesday, January 30, 2008 at 2:00pm Beijing time.  Your vote is extremely important, regardless of the number of shares of Linktone stock that you own.

At the meeting, you will be asked to approve the transactions contemplated by the acquisition agreement by and between Linktone and PT Media Nusantara Citra Tbk (“MNC”), whereby MNC will own at least 51% of Linktone, through a tender offer at $3.80 per ADS of up to 6,000,000 ADSs and a subscription to purchase newly-issued shares.

Please use one of the following simple methods to vote your shares:

1.    Vote by Internet:  Go to the website www.proxyvote.com.  Have your 12-digit control number listed on the voting instruction form ready and follow the online instructions.  The 12-digit control number is located in the rectangular box on the right side of your voting instruction form.  You can use the Internet to vote until 11:59 p.m., ET January 27, 2008.
2.    Vote by Telephone:  Call toll-free (800) 454-8683.  Have your 12-digit control number listed on the voting instruction form ready and follow the simple instructions.   You can vote by phone until 11:59 p.m., ET on January 27, 2008.
3.    Vote by Mail:  Mark, sign, date and return your voting instruction form in the postage-paid return envelope provided.

IMPORTANT RECENT DEVELOPMENT

Glass Lewis & Co., one of the leading proxy advisory firms that issues voting recommendations to institutional investors, has recommended that holders of Linktone shares vote “FOR” both proposals related to the transaction with MNC (Proposals I and II on the voting instruction form).  In making their recommendation, Glass Lewis noted, “We believe the proposed agreement is in the interests of shareholders.  The board conducted an open process and negotiated a substantial premium value for shareholders.”

REASONS FOR PROPOSED TRANSACTION

This transaction is important for Linktone as MNC will complement our existing growth strategy by allowing growth through continued product diversification and media advertising opportunities outside of WVAS and leveraging MNC’s integrated media platform.  Financially, the transaction will increase Linktone’s cash balance by between US$68.4 million-US$95.76 million and liquidity will be increased for all holders through the opportunity to sell shares at a 53.8% premium from Linktone’s closing prices on November 27, 2007, the day prior to announcement of the acquisition.  Also, the transaction terms have been designed to protect the interests of existing shareholders by requiring shareholder approval of disinterested shareholders for any related party transaction with an aggregate value over US$10 million between Linktone and any holder of 5% or more of Linktone’s share capital.

For the reasons set forth, and as more fully described in the proxy statement and investor presentation, both available at www.sec.gov, our board of directors recommends that you vote “FOR” all proposals. We respectfully request that you vote your shares at your earliest convenience.

If you have any questions or need assistance voting your shares, please call D.F. King & Co., Inc., which is assisting Linktone, toll free at (800) 829-6551.

On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Michael Guangxin Li
Chief Executive Officer